UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

______________________

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the date of May 13, 2008

Commission File Number 000-29336

ATNA RESOURCES LTD.

(Translation of registrant's name into English)

510 - 510 Burrard Street

Vancouver, B.C. Canada V6C 3A8

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [x] Form 40-F [ ]

Indicate by check mark whether registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes [ ] No [x]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-____________

FOR IMMEDIATE RELEASE                                                                                                                                                                    TSX: ATN

Atna Delays Filing Interim Financial Statements Due To Recent Merger

May 13, 2008 – Vancouver, British Columbia. Atna Resources Ltd. (“Atna”) announced today that the release of its interim financial statements and related management discussion and analysis for its first quarter ended March 31, 2008, due May 15, 2008, will be delayed.

The delay is the result of additional work required to address the complex accounting issues arising out of the merger, completed March 18, 2008, pursuant to an Agreement and Plan of Merger, resulting in Atna’s acquisition of Canyon Resources Corporation, making Canyon a wholly-owned U.S. subsidiary of Atna.

Atna is working diligently to finalize its calculation of future income taxes as a result of the merger and its impact on the purchase price accounting entry and anticipates being in a position to file its first quarter report by May 29, 2008 and in any event by no later than June 5, 2008.  Until the first quarter report is filed, Atna will issue bi-weekly default status reports, in accordance with CSA National Policy 12-203 to keep the market informed on the status of Atna’s efforts to complete its first quarter report and any other material developments relating to Atna’s business and affairs.

In advance of the May 15th filing deadline, Atna notified the securities regulators of the anticipated filing default and has applied for the issuance of a management cease trade order.  The requested order would prohibit trading in Atna’s shares by its directors, officers and other insiders until the first quarter report is filed.

For additional information on Atna Resources, please visit our website at www.atna.com.

This press release contains certain “forward-looking statements”, as defined in the United States Private Securities Litigation Reform Act of 1995, and within the meaning of Canadian securities legislation, relating to the filing of interim financial statements and related management discussion and analysis for its first quarter ended March 31, 2008.

Forward-looking statements are statements that are not historical fact.  They are based on the beliefs, estimates and opinions of the Company’s management on the date the statements are made and they involve a number of risks and uncertainties.  Consequently, there can be no assurances that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements.  The Company undertakes no obligation to update these forward-looking statements if management’s beliefs, estimates or opinions, or other factors, should change.  Factors that could cause future results to differ materially from those anticipated in these forward-looking statements include: the Company might encounter further delays in obtaining final approval from its auditors, legal advisors, audit committee and board of directors for its March 31, 2008 financial reports, further delaying their public release.  The principal risk factors associated with the Company’s business are discussed in greater detail in the Company’s various filings on SEDAR (www.sedar.com) with Canadian securities regulators and its filings with the U.S. Securities and Exchange Commission, including the Company’s Form 20-F dated March 25, 2008.

FOR FURTHER INFORMATION, CONTACT:

James Hesketh, President and COO - (303) 278-8464
Valerie Kimball, Investor Relations - toll free (877) 692-8182
www.atna.com